UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

 [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
[   ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: _____________	Commission File Number: _____________

ANORMED INC.
(Exact name of Registrant as specified in its charter)

Canada	2834	98-0171581
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

200 - 20353 64th Avenue
Langley, British Columbia, Canada V2Y 1N5
Tel. No. (604) 530-1057
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8600
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicated by check mark the information filed with this Form:  N/A

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[ ] Yes	[X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ ] Yes	[X] No

Unless otherwise indicated or the context otherwise requires, the following terms used in this Registration Statement will have the meanings below:

  the term “Registrant” refers to AnorMED Inc.; and

  the terms ‘‘we,’’ ‘‘us,’’ ‘‘our’’ or similar terms refer to the Registrant together with its subsidiary.

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes and incorporates by reference statements that constitute forward-looking statements, which involve substantial known and unknown risks and uncertainties.  All statements regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  Forward-looking statements include, but are not limited to, statements about:

  our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

  our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

  our estimates regarding capital requirements and our expectations of receiving additional financing.

The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements may not be achieved and that they should not place undue reliance on any forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements as a result of numerous risks, uncertainties and other factors, including those relating to:

  our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

  our drug candidates require time-consuming and costly additional preclinical and clinical testing and regulatory approvals before commercialization;

  clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

  our lack of product revenues and history of operating losses;

  our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

  our ability to obtain patents and other intellectual property rights for our drug candidates;

  our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

  our ability to comply with applicable governmental regulations and standards;

  development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

  our drug candidates, if approved, may not achieve market acceptance and commercial viability due to one or more factors relating to our early stage of development, such as our limited manufacturing experience, our lack of sales and marketing operations, and the impact of competing products and technologies;

  our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

  our ability to successfully attract and retain skilled and experienced personnel;

  changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

  changes in foreign currency exchange rates;

  our business is subject to potential product liability and other claims;

  our ability to maintain adequate insurance at acceptable costs;

  our dependence on collaborative partners; and

  further equity financing may substantially dilute the interests of our shareholders.

Our Annual Information Form, which is attached hereto as Exhibit 99.1, particularly in the section entitled “Risk Factors”, and the information contained in our management’s discussion and analysis for the year ended March 31, 2005, which is attached hereto as Exhibit 99.2, discusses these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements.  Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-

looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.

Forward-looking statements contained in the Exhibits incorporated by reference in this Registration Statement are made as of the respective dates set forth in such Exhibits, and such forward-looking statements are based on the beliefs, expectations and opinions of our management as of such dates.  In preparing this Registration Statement, we have not updated any such forward-looking statements to reflect any change in circumstances or in our management’s beliefs, expectations and opinions that may have occurred prior to the date hereof.  We disclaim any obligation to update any forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under a multijurisdictional disclosure system adopted by the United States, the Registrant is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“US GAAP”).  See Exhibit 99.6 as set forth in the Exhibit Index attached hereto for a summary of significant differences between Canadian GAAP and US GAAP as applied in the Registrant’s audited comparative financial statements for the year ended March 31, 2005.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 to 99.5 and Exhibits 99.7 to 99.55, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.6 as set forth in the Exhibit Index attached hereto, which is the reconciliation of the Registrant’s audited comparative financial statements for the year ended March 31, 2005 to US GAAP in accordance with Item 18 of Form 20-F.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.56 and 99.57 as set forth in the Exhibit Index attached hereto.

Exhibits 99.20, 99.21 and 99.22 have been filed in redacted form, as filed with the securities regulatory authorities in Canada.

DESCRIPTION OF SECURITIES

The authorized share capital of the Registrant consists of an unlimited number of Common shares without par value and an unlimited number of Preferred shares issuable in one or more series, without par value.  As at October 18, 2005, 31,873,692 Common shares and no Preferred shares were issued and outstanding.

The holders of Common shares are entitled to receive notice of any meeting of the Registrant’s shareholders, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote, and to attend and vote.  Each Common share entitles its holder to one vote.  Subject to the rights of the holders of Preferred shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the board of directors of the Registrant may declare out of funds legally available for this purpose.  In the event of the dissolution, liquidation, winding-up or other distribution of the Registrant’s assets, such holders are entitled to receive on a pro-rata basis all of the Registrant’s assets remaining after payment of all of its liabilities, subject to the rights of holders of Preferred shares.  The Common shares carry no pre-emptive or conversion rights.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” as that term is defined in General Instruction B.(11) of Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the Registrant’s contractual obligations as at March 31, 2005.  The disclosure should be read in conjunction with the Registrant’s audited comparative financial statements (and related notes) for the year ended March 31, 2005 and the Registrant’s management’s discussion and analysis attached hereto as Exhibit 99.2.

1

Contractual Obligations	Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations	$ --	$ --	$ --	$ --	$ --
Capital (finance) lease obligations	--	--	--	--	--
Operating lease obligations[1]	1,086	590	496	--	--
Research expenditures[2]	7,759	7,061	698	--	--
Purchase obligations	--	--	--	--	--
Other long-term obligations	--	--	--	--	--
Total	$ 8,845	$ 7,651	$ 1,194	$ --	$ --

1

Represents minimum lease payments under an operating lease for the Registrant’s premises.  For further details see note 8 of the Registrant’s audited financial statements attached hereto as Exhibit 99.2.

2

Represents committed expenditures under collaborative agreements.  For further details see note 7(d) of the Registrant’s audited financial statements attached hereto as Exhibit 99.2.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form

40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated at Langley, British Columbia, Canada as of October 21, 2005

ANORMED INC.
Per:	/s/ William J. Adams
Name:	W. J. (Bill) Adams
Title:	Vice President, Finance, Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit Number	Document Type
Annual Information, including Annual Financial Information
99.1	Annual Information Form for the fiscal year ended March 31, 2005, dated June 23, 2005.
99.2	Annual Report, including audited annual financial statements and related management’s discussion and analysis, for the fiscal year ended March 31, 2005.
99.3	Certifications of Annual Filings for the fiscal year ended March 31, 2005 by the Chief Executive Officer and Chief Financial Officer, dated June 29, 2005.
99.4	Annual Information Form, for the fiscal year ended March 31, 2004, dated July 23, 2004.
99.5	Annual Report, including audited annual financial statements and related management’s discussion and analysis, for the fiscal year ended March 31, 2004.
99.6	Supplemental Financial Information: Item 18 reconciliation with US GAAP for the year ended March 31, 2005.
Quarterly Reports
99.7

First Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended June 30, 2005, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer.

99.8

Third Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended December 31, 2004, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer.

99.9

Second Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended September 30, 2004, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer.

99.10

First Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended June 30, 2004, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer.

Shareholder Meeting Materials
99.11	Report of Voting Results, dated as of August 2, 2005, for the Annual Meeting of Shareholders held on July 28, 2005.
99.12	Notice of Meeting and Management Proxy Circular, dated as of June 23, 2005, for the Annual Meeting of Shareholders held on July 28, 2005, including the Form of Proxy for the Annual Meeting.
99.13	Report of Voting Results, dated as of September 17, 2004, for the Annual and Special Meeting of Shareholders held on September 16, 2004.

Exhibit Number	Document Type
99.14

Notice of Meeting and Management Proxy Circular, dated as of July 23, 2004, for the Annual and Special Meeting of Shareholders held on September 16, 2004, including the Form of Proxy for the Annual and Special Meeting.

Material Documents, including Material Agreements and Securityholders Documents
99.15

Certificate of Incorporation and Articles of Incorporation dated January 5, 1996, Certificates of Amendment dated March 4, 1999 and related Articles of Amendment, and Certificate of Amendment dated September 16, 2004 and related Articles of Amendment.

99.16	Bylaw No. 1 and Bylaw No. 2, effective July 25, 2002 and confirmed by Shareholders on September 19, 2002, and Bylaw No. 3 effective April 13, 2004 and confirmed by Shareholders on September 16, 2004.
99.17	Incentive Stock Option Plan, effective January 1, 2002, as amended and restated September 7, 2000, July 26, 2001, June 12, 2003, and June 30, 2004.
99.18	Employee Share Purchase Plan, dated for reference September 1, 1998, as amended and restated June 12, 2003.
99.19	Business Philosophy and Corporate Code of Ethics.
99.20	License Agreement among the Registrant, Shire Pharmaceuticals Group plc and Shire International Licensing B.V., dated as of January 9, 2004.
99.21	License Amendment Agreement among the Registrant, Shire Pharmaceuticals Group plc and Shire International Licensing B.V., dated March 22, 2004.
99.22	License Agreement between the Registrant and NeoRx Corporation, dated as of April 2, 2004.
Material Change Reports
99.23	Material Change Report, dated June 9, 2005, regarding the results for fiscal 2005, and the appointment of Dr. Stephen Becker to the Registrant’s Clinical Development Team.
99.24	Material Change Report, dated March 18, 2005, regarding the initiation of enrollment into Phase Ib/IIa trial to evaluate potential of AMD070 in HIV infected patients.
99.25	Material Change Report, dated January 26, 2005, regarding the appointment of Dr. Eve Slater to the Board of Directors and the start of patient enrollment into Phase III clinical program for AMD3100.
99.26

Material Change Report, dated December 10, 2004, regarding announcement of the initiation of two new Phase II clinical trials, the response of U.S. Food and Drug Administration regarding AMD3100 and the announcement of certain preliminary results on AMD3100.

99.27	Material Change Report, dated November 4, 2005, regarding US$18 million milestone payment from Shire Pharmaceuticals Group plc with respect to FOSRENOL.

Exhibit Number	Document Type
99.28	Material Change Report, dated September 17, 2004, regarding submission of Phase III protocols for AMD3100 to the U.S. Food and Drug Administration for special protocol assessment.
99.29	Material Change Report, dated July 16, 2004, regarding positive clinical data in respect of AMD070 as a new anti-HIV therapy, in Phase Ib/IIa program.
99.30	Material Change Report, dated June 16, 2004, regarding the announcement that AMD3100 helps certain multiple myeloma patients undergo tandem stem cell transplant procedures.
99.31	Material Change Report, dated April 29, 2004, regarding appointment of Dr. Felix Baker to the Board of Directors.
99.32	Material Change Report, dated April 5, 2004, regarding the license of AMD473 to NeoRx Corporation.
99.33	Material Change Report, dated April 1, 2004, regarding sale of FOSRENOL Global Patents and European approval for FOSRENOL.
News Releases
99.34	News Release, regarding European conditional marketing for Mozobil, announced October 18, 2005
99.35	News Release, regarding publication of study in medical journal, announced September 6, 2005.
99.36	News Release, regarding 2006 first quarter results, progress of Phase III trials and appointment of new Vice President, announced August 2, 2005.
99.37	News Release, regarding fiscal 2005 results and appointment of Dr. Stephen Becker to the Registrant’s Clinical Development Team, announced May 31, 2005.
99.38	News Release, regarding the filing of IND to evaluate the potential of AMD3100 to repair damaged heart tissue in cardiac patients, announced April 1, 2005.
99.39	News Release, regarding enrollment into Phase I/II study for new HIV Entry Exhibitor, announced March 16, 2005.
99.40	News Release, regarding 2005 third quarter results, announced February 3, 2005.
99.41	News Release, regarding enrollment into Phase III trials for AMD3100, as new stem cell transplant drug candidate, announced January 25, 2005.
99.42	News Release, regarding appointment of Dr. Eve Slater to the Board of Directors, announced January 20, 2005.
99.43	News Release, regarding early results of AMD3100, as a new stem cell mobilizer in allogeneric transplant for cancer patients, announced December 6, 2004.
99.44	News Release, regarding FDA response to special protocol assessment, announced December 2, 2004.
99.45	News Release, regarding initiation of two new Phase II clinical trials for AMD3100, announced December 1, 2004.

Exhibit Number	Document Type
99.46	News Release, regarding 2005 second quarter results, announced November 9, 2004.
99.47	News Release, regarding presentation of AMD3100 abstracts, announced November 5, 2004.
99.48	News Release, regarding expansion of AMD3100 stem cell transplant program, announced November 4, 2004.
99.49	News Release, regarding U.S. $18 million milestone payment, announced October 27, 2004.
99.50	News Release, regarding AMD3100, Phase III Program for stem cell transplant in cancer patients, announced September 13, 2004.
99.51	News Release, regarding fiscal 2005 first quarter results, announced August 10, 2004.
99.52	News Release, regarding AMD070 as new HIV entry inhibitor drug candidate to advance to Phase II clinical program, announced July 9, 2004.
99.53	News Release, regarding help provided by AMD3100 as lead candidate for stem cell transplantation to certain multiple myeloma patients, announced June 7, 2004.
99.54	News Release, regarding appointment of Dr. Felix Baker to the Board of Directors, announced April 27, 2004.
99.55	News Release, regarding licensing of AMD473 to NeoRx Corporation, announced April 5, 2004.
99.56	News Release, regarding fifth Phase II trial in cancer patients for AMD3100 as new stem cell transplantation drug candidate, announced April 1, 2004.
Consents
99.57	Consent of KPMG LLP, Chartered Accountants.
99.58	Consent of KPMG LLP, Chartered Accountants.